Exhibit 4.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Hydro One Limited (“Hydro One”)

483 Bay Street, South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Item 2:	Date of Material Change

August 14, 2018.

Item 3:	News Release

A news release announcing the material change referred to in this report was issued through Cision Canada and filed on SEDAR under Hydro One’s profile at www.sedar.com on August 14, 2018.

Item 4:	Summary of Material Change

On August 14, 2018, Hydro One announced a new board of directors, featuring an experienced, diverse and highly-regarded group of leaders who will be responsible for overseeing the company’s continued transformation as a customer-focused, efficient and well-managed utility.

Item 5:	Full Description of Material Change

On August 14, 2018, Hydro One announced a new board of directors, featuring an experienced, diverse and highly-regarded group of leaders who will be responsible for overseeing the company’s continued transformation as a customer-focused, efficient and well-managed utility.

The orderly transition to a new board was accomplished when former board members stepped down and new directors were appointed effective Tuesday, August 14, 2018. Six directors were identified and nominated by Hydro One’s ad hoc nominating committee, comprised of four of the five largest shareholders of Hydro One excluding the Province of Ontario (the “Province”), and four directors were chosen by the Province, Hydro One’s largest shareholder, in accordance with the Governance Agreement dated as of November 5, 2015 between Hydro One and the Province (the “Governance Agreement”).

The new Hydro One directors are:

•	Cherie Brant
•	Blair Cowper-Smith
•	Anne Giardini
•	David Hay
•	Timothy Hodgson
•	Jessica McDonald
•	Russel Robertson

•	William Sheffield
•	Melissa Sonberg
•	Tom Woods

Mr. Woods has agreed to act as interim Chair of the board of directors until the new directors can convene and complete a process to select a permanent Chair.

The biographies for the new directors of Hydro One are set out below:

Tom Woods (provincial nominee) - Interim Board Chair

Mr. Woods is a corporate director. He previously had a 37-year career with CIBC and Wood Gundy, the predecessor firm of CIBC World Markets. He started in Investment Banking, advising companies raising financing in the equity and debt capital markets as well as mergers and acquisitions, and later was Head of Canadian Corporate Banking, Chief Financial Officer, Chief Risk Officer and Vice Chairman.

Mr. Woods also serves on the boards of Bank of America Corporation, Alberta Investment Management Corporation, Providence St. Joseph’s St. Michael’s Health Care (Board Chair) and CIBC Children’s Foundation. Previous directorships include TMX Group Inc., DBRS Limited, Jarislowsky Fraser Limited and Covenant House (Board Chair). Mr. Woods has a Bachelor of Applied Science in Industrial Engineering from University of Toronto, and an MBA from Harvard Business School.

Cherie Brant (provincial nominee)

Ms. Brant is a Partner at Dickinson Wright’s Toronto law office where she has an Indigenous law practice with a focus on commercial real estate, energy and transmission and First Nations economic development. Ms. Brant provides strategic counsel to several First Nations and industry clients seeking to develop projects with First Nations and to understand and address Indigenous rights and interests. As lead counsel, Ms. Brant was instrumental in forming one of the largest First Nations-led limited partnerships in Canada resulting in the Ontario First Nations Sovereign Wealth LP’s share purchase of approximately 2.4% of Hydro One.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wikwemikong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the Independent Electricity System Operator. Previous directorships include Women’s College Hospital and Trillium Gift of Life.

Ms. Brant has a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Upper Canada.

Blair Cowper-Smith (provincial nominee)

Mr. Cowper-Smith is the principal and founder of Erin Park Business Solutions a Canadian advisory and consulting firm. Previously, he was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) and a member of the Senior Executive Team where his responsibilities included regulatory affairs, law and governance. Prior to joining OMERS he was a Senior Partner at McCarthy Tetrault LLP where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.

Board experience includes numerous advisory assignments, including governance advisory assignments, with boards of directors including OMERS, Stelco, Hammerson, and includes existing or prior director appointments and board committee leadership roles with companies like Porter Airlines, 407 ETR, the Financial Services Regulatory Authority and Face the Future Foundation. He served until recently on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. He co-founded The Canadian Council for Public and Private Partnerships which led to a long-term interest in infrastructure policy and delivery of infrastructure based services to Canadians.

Mr. Cowper Smith has a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University. He is a member of the Law Society of Upper Canada and holds the director designation through the Institute of Corporate Directors and is a regular faculty presenter for the Directors College.

Anne Giardini, O.C., Q.C.

Ms. Giardini is a corporate director and Chancellor of Simon Fraser University. She previously had a 20-year career with Weyerhaeuser Company Limited, including as Canadian President. Before her tenure as President, she was Vice President and General Counsel at Weyerhaeuser where she worked on corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.

Ms. Giardini also serves on the boards of Nevsun Resources Ltd., Canada Mortgage & Housing Corporation, World Wildlife Fund (Canada), BC Achievement Foundation, TransLink and the Greater Vancouver Board of Trade. Previous directorships include Thompson Creek Metals Company, Inc. and Weyerhaeuser Company Limited.

Ms. Giardini has a BA in Economics from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall). She is licensed to practice law in British Columbia (and formerly in Ontario and Washington State). In 2016, Ms. Giardini was appointed an Officer of the Order of Canada.

David Hay

Mr. Hay is a corporate director. He is former Vice-Chair and Managing Director of CIBC World Markets Inc. with power, utilities and infrastructure as a major focus. Formerly, he was President and Chief Executive Officer of New Brunswick Power Corporation, Managing Director of Delgatie Incorporated and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. He spent the early part of his career as a practicing lawyer and taught part-time at both the University of Toronto and University of New Brunswick.

Mr. Hay also serves on the boards of EPCOR, SHAD (Chair), the Council of Clean and Reliable Energy and as Chair of the Acquisition Committee of the Beaverbrook Art Gallery. Prior directorships include Toronto Hydro-Electric System Limited (Vice Chair).

Mr. Hay has a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He also holds a professional director designation from the Institute of Corporate Directors (ICD.D).

Timothy Hodgson

Mr. Hodgson is a Managing Partner of Alignvest Capital Management. Prior to that, Mr. Hodgson was Special Advisor to Governor Mark Carney at Bank of Canada. Mr. Hodgson also held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada. Mr. Hodgson has held roles with Salomon Brothers, Price Waterhouse & Co. and Merrill Lynch Canada.

Mr. Hodgson also serves on the boards of Alignvest Acquisition II Corporation (Chair), PSP Investments and MEG Energy Corp. Previous directorships include Alignvest Acquisition Corporation, KGS-Alpha Capital Markets L.P., The Global Risk Institute, The Ivey School of Business, The Next36, Bridgeport Health and CanWest Media Works Inc.

Mr. Hodgson has a Bachelor of Commerce from the University of Manitoba and a Masters of Business Administration from The Richard Ivey School of Business at Western University. He is a Chartered Accountant and a member of the Institute of Corporate Directors.

Jessica McDonald

Ms. McDonald is Interim President and Chief Executive Officer of Canada Post Corporation. Previous roles include President and Chief Executive Officer of British Columbia Hydro & Power Authority and Executive Vice President of HB Global Advisors Corp., as well as a successful practice in mediation and negotiation on major commercial and industrial projects. In addition, Ms. McDonald has held many positions with the B.C. government, including the most senior public service position in the provincial government as Deputy Minister to the Premier, Cabinet Secretary and Head of the BC Public Service, responsible for overseeing all aspects of government operations.

Ms. McDonald also serves on the boards of Canada Post Corporation, Coeur Mining Inc. and Trevali Mining Corporation, and is on the Member Council of Sustainable Development Technology Canada. Previous directorships include Powertech Labs (Chair) and Powerex Corp.

Ms. McDonald has a Bachelor of Arts (Political Science) from the University of British Columbia. She is also a member of the Institute of Corporate Directors of Canada.

Russel Robertson (provincial nominee)

Mr. Robertson is a corporate director and former Executive Vice President and Head, Anti-Money Laundering, BMO Financial Group. Mr. Robertson has served as Chief Financial Officer, BMO Financial Group and Executive Vice-President, Business Integration where he oversaw the integration of Harris Bank and M&I Bank forming BMO Harris Bank. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada). Mr. Robertson also serves on the boards of Bausch Health Companies Inc. and Turquoise Hill Resources. Previous directorships include Virtus Investment Partners, Inc.

Mr. Robertson has a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the University of Western Ontario. He is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Accountants (Ontario). He is also a member of the Institute of Corporate Directors.

William Sheffield

Mr. Sheffield is a corporate director. He is the former Chief Executive Officer of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated, Inc. and Abitibi-Price, Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco, Inc.

Mr. Sheffield also serves on the boards of Houston Wire & Cable Company, Velan, Inc., Burnbrae Farms Ltd., Longview Aviation Capital and Family Enterprise Xchange. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.

Mr. Sheffield has a Bachelor of Science (Chemistry) from Carleton University and an MBA from McMaster University. He holds a professional director certification from the Institute of Corporate Directors and a similar designation from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Melissa Sonberg

Ms. Sonberg is a corporate director and Adjunct Professor and Executive-in-Residence at McGill University’s Desautel Faculty of Management. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, now part of AIMIA. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA.

Ms. Sonberg also serves on the boards of Exchange Income Corporation, MD Financial Holdings, Inc., Canadian Professional Sales Association, Group Touchette, Women in Capital Markets and Equitas – International Centre for Human Rights. Previous directorships include Rideau, Inc., Via Rail Canada, University of Ottawa, International Advisory Board and the McGill University Health Centre.

Ms. Sonberg has a Bachelor of Science (Psychology) from McGill University and a Masters of Health Administration from the University of Ottawa. She is a Certified Human Resource Executive and holds a professional director certification from the Institute of Corporate Directors.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Jamie Scarlett

Executive Vice President and Chief Legal Officer

Tel: (416) 345-1366

Item 9:	Date of Report

August 14, 2018.

Caution Regarding Forward-Looking Information

This material change report may include “forward looking information” within the meaning of applicable securities laws. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and disclaims any obligation, to update any forward-looking information, except as required by law.